October 18, 2007

Mr. Daniel Morris
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

RE:	Honeywell International Inc.
Definitive 14A
Filed March 12, 2007
File No. 001-08974

Dear Mr. Morris:

          We are writing in response to your letter dated August 21, 2007 setting forth comments on the above-referenced definitive proxy statement. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

1.

Staff’s Comment: Your disclosure in this section [reference to section entitled “Management Development and Compensation Committee”] is unclear as to which person or body determines the compensation of, and sets targets for, your executives. Please expand your disclosure to discuss in greater detail the compensation committee's responsibilities with respect to setting CEO and senior executive compensation. Refer to Item 407(e)(3)(i) of Regulation S-K.

Our Response: The disclosure referenced in the Staff’s comment was contained in an overview of the responsibilities of the Management Development and Compensation Committee (the “Committee”). A more complete description of the Committee’s responsibilities was included in the Compensation Discussion and Analysis (“CD&A”) section on page 21 of our 2007 proxy statement (“2007 Proxy”), which stated that:

“As reflected in its charter, the Committee approves executive compensation-related corporate and individual goals and objectives, determines the compensation of the 15 officers other than the CEO, evaluates the CEO’s performance relative to established goals and objectives and, together with the other independent directors, determines the CEO’s compensation.”

Mr. Daniel Morris
October 18, 2007

We will consolidate the Item 407 disclosure outside the CD&A in future proxy statements.

2.

Staff’s Comment: Your disclosure under "Benchmarking; Peer Group" on page 24 suggests that you may retain multiple compensation consultants. Please revise to clarify and, for each consultant, address the nature and scope of their respective assignments, including their role in determining and recommending compensation, and any other material elements of the consultants' functions. In addition, please identify the persons or bodies that may retain consultants and summarize the extent to which your consultants interact and/or cooperate. Refer to Item 407(e)(3)(ii) of Regulation S-K

Our Response: The Committee’s charter expressly provides that the Committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of CEO or senior executive compensation. As discussed in the CD&A, the Committee retained Mercer Human Resource Consulting in 2006 to provide objective analysis, advice and information to the Committee, including competitive market data and recommendations related to CEO compensation (see page 21 of 2007 Proxy). In 2006, no other consultant was retained by the Committee or by the Company for the purpose of evaluating CEO or senior executive compensation. The disclosure referenced in the Staff’s Comment refers to surveys and other published data compiled by third parties, including other consulting firms, and made generally available. Neither the Committee nor the Company has any input regarding the scope of these surveys (including the companies included therein); they are simply utilized as sources of general market data. We will clarify these points and/or provide supplemental information, as appropriate, in future proxy statements.

3.

Staff’s Comment: Please provide an expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, please disclose how the committee determined actual payouts of stock options and restricted units. Although your disclosure provides some general information relating to this form of compensation, please provide more detailed analysis and insight into how the committee makes actual payout determinations. Refer to Item 402(b)(2)(vii) of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific

Mr. Daniel Morris
October 18, 2007

compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

Our Response: The CD&A in the 2007 Proxy contained extensive disclosure regarding (i) the underlying rationale and objectives of each element of the Company’s executive compensation program, (ii) the metrics upon which the annual incentive plan and the Growth Plan are based, (iii) the relative mix of the various elements of the executive compensation program, and (iv) the factors considered by the Committee in its determination of annual incentive compensation awards. We will supplement our disclosure in future proxy statements to include disclosure regarding the Committee’s determination of equity awards and will review alternative means of presenting the information referenced in the Staff’s Comment to highlight more clearly the material points.

We recognize the significant focus in the executive compensation rules on a discussion of the analysis underlying the Committee’s compensation decisions. These decisions reflect the exercise of significant judgment by the Committee as to how to weigh each of the factors that are relevant to compensation decisions (which are referred to above and disclosed in the CD&A in the 2007 Proxy) and how to convert those numerous individual factors into compensation decisions. While this decision-making process is not susceptible to reduction to a linear formula, we will clarify our discussion of this approach in future proxy statements.

4.

Staff’s Comment: Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of your compensation packages are structured and implemented to reflect your named executive officer's individual performance. Disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. In addition, please expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Cote. See Item 402(b)(2)(vii) of Regulation S-K.

Our Response: The CD&A in the 2007 Proxy included a discussion of the elements of individual performance which impacted the Committee’s determination of annual incentive compensation awards for each of the named executive officers (see pages 26-27 of 2007 Proxy). In future proxy statements, we will clarify our presentation to highlight the elements of individual performance that were material factors in the Committee’s determination of cash and/or equity awards. We will also clarify our disclosure regarding the factors considered by the Committee in establishing personal objectives for Mr. Cote. In general, Mr. Cote’s objectives are aligned with the key drivers of the Company’s annual operating plan, strategic plan and the Honeywell Initiatives (as defined in the 2007 Proxy).

Mr. Daniel Morris
October 18, 2007

5.

Staff’s Comment: The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer you to Section Il.B.1 of Commission Release No. 33-8732A. In this regard, we note significant disparities in Mr. Cote's salary, the amounts awarded to him under the 2006 annual ICP and the 2005-2006 GP, and the option award granted on February 17, 2006. We also note that Mr. Anderson was the sole recipient of a restricted unit on July 28, 2006. Please provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Our Response: There are no policy differences with respect to the compensation of individual named executive officers. We will supplement our disclosure in future proxy statements to explain that the compensation disparity between the CEO and the other named executive officers is due to the nature of the positions, market factors and the terms of the CEO’s employment agreement. We will clarify in future proxy statements that restricted units are not granted to named executive officers on an annual basis.

6.

Staff’s Comment: If you have benchmarked different elements of your compensation against different comparator groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in 2006. In addition, please include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Our Response: As stated above in our response to Staff Comment number 2, the “external benchmark information” referenced in the section of the CD&A in the 2007 Proxy entitled “Benchmarking; Peer Group” refers to surveys and other published data compiled by third parties (with no input from the Committee or the Company) and made generally available. We will clarify in future proxy statements that the Company does not benchmark different elements of compensation against different comparator groups.

In the CD&A in the 2007 Proxy, we stated that the Committee generally targets total direct compensation (base, bonus, and the annualized value of Growth Plan awards and stock options) of the named executive officers at approximately the

Mr. Daniel Morris
October 18, 2007

75th percentile as compared to the total direct compensation for companies in the defined peer group. We will expand our discussion of this topic in future proxy statements to clarify that (i) the stated benchmark percentile for total direct compensation is used by the Committee as general background information rather than as a material factor in its compensation decisions and (ii) the Committee does not set benchmark targets for each element of the executive compensation program.

7.

Staff’s Comment: The descriptions of the Annual Incentive Bonus and Growth Plan are somewhat dense and difficult to understand. Please give appropriate consideration to providing concise and clear discussions of the material concepts of the respective incentive programs and the specific payments made to the NEOs. The overall operation of the programs, as well as the components and terminology, used in determining compensation payable, should be readily understandable and fit within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732A. For instance, and without limitation, please revise your disclosure to:

show how the three performance indicators (EPS, free cash flow and working capital turns) for the annual incentive bonus and the three relevant indicators for the growth plan (EPS, organic growth and return on investment) are ultimately distilled into a single funding percentage and how such funding percentage translates into a particular payment amount.

discuss the ''non-financial objectives", including how these objectives are measured and any relevant targets, which impact the annual bonus award. Refer to Item 402(b)(2)(vii) of Regulation S-K.

discuss, with respect to the annual incentive bonus, why your "peer EPS growth adjustment" is measured with reference to indices other than your benchmarking peer group.

discuss whether the performance periods under the Growth Plan overlap (2005-2006, 2006-2007, etc.) or run consecutively (2005-2006, 2007-2008, etc.). If the former, it would appear that the Grants of Plan-Based Awards Table should be revised to present threshold, target and maximum award information under the Growth Plan for the 2006-2007 performance period.

To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it

Mr. Daniel Morris
October 18, 2007

will be for you to achieve the undisclosed target levels or other factors. In this regard, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Our Response: We will use tables and/or examples in future filings to illustrate more clearly how the performance metrics for the annual incentive bonus plan and the Growth Plan are distilled into funding percentages for these plans and how that translates into calculated awards.

As stated above in our response to Staff Comment number 4, we will clarify our presentation in future proxy statements to highlight the elements of individual performance that were material factors in the Committee’s determination of cash and/or equity awards.

We will expand the discussion of the peer EPS growth adjustment in future proxy statements to explain that the thirty-four company peer group described in the CD&A is used for this purpose (rather than the fourteen company benchmark peer group) due to its broader representation of each of the relevant industry groups in which the Company’s segments participate.

We will clarify in future proxy statements that the performance periods under the Growth Plan run consecutively.

With respect to performance targets established for the Company’s annual incentive bonus plan and Growth Plan, the CD&A in the 2007 Proxy contained an extensive discussion of (i) the specific overall Corporate financial targets and actual results for each plan, (ii) the interpolation of funding curves for each plan, (iii) calculated and actual funding levels (overall and by SBG) for each plan, and (iv) the bases for the Committee’s determination of individual awards, as well as an explanation of any exercise of upward or downward discretion by the Committee under the annual incentive bonus plan (no such discretion was exercised with respect to Growth Plan funding levels or individual awards). We will use tables and/or examples, where appropriate, to simplify this discussion in future proxy statements. In light of the detailed disclosure described above, we do not believe that additional performance targets are material information necessary to an understanding of the Company’s annual incentive compensation plan and Growth Plan or the awards thereunder to individual named executive officers.

With respect to the Committee’s consideration of historical analyses, we stated in the section of the CD&A in the 2007 Proxy entitled “Administration of Executive Compensation Program” that “the Committee reviews each executive officer’s

Mr. Daniel Morris
October 18, 2007

three-year compensation history with respect to all elements of annual direct compensation . . ., as well as projected payments under the Company’s retirement plans, prior non-recurring types of awards or grants . . . and various scenarios involving a change in control of the Company and termination of the executive officer’s employment, whether by the Company or the executive officer upon resignation or retirement.” We will review the placement of this discussion in the CD&A in future proxy statements.

8.

Staff’s Comment: To the extent performance goals for 2007 were determined at the beginning of the year. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please give consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II. B.1 of Commission Release 33-8732A. We also refer you to the preceding comment for additional instruction regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

Our Response: We understand Instruction 2 to Item 402(b) to call for disclosure in the CD&A of actions regarding executive compensation that were taken after the prior fiscal year-end that could affect a fair understanding of the compensation of named executive officers for the prior fiscal year. The targets established in February 2007 for 2008 annual incentive compensation and the 2007-2008 performance cycle under the Growth Plan are not relevant to an understanding of 2006 named executive officer compensation.

9.

Staff’s Comment: We note that incentive compensation may be adjusted in the committee’s discretion. For instance, the committee reduced the funding percentage for its specialty materials business group and increased the funding percentage for its aerospace group. We also note that for purposes of the Growth Plan, the ROI target was modified to reflect the acquisition of Novar. Please more fully address the discretion wielded by the compensation committee with respect to your compensation programs. For instance, when the company fails to meet performance targets may the committee, in its discretion, still choose to award equity or cash bonuses? Alternatively, when objective performance criteria are satisfied, what discretion does the compensation committee have to limit (or increase) incentive awards. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Our Response: As referenced in the Staff’s Comment, the CD&A in the 2007 Proxy contained disclosure regarding the Committee’s exercise of discretion, both upward and downward, with respect to its 2006 compensation decisions. By way of clarification, the discussion of the acquisition of Novar in the context of the

Mr. Daniel Morris
October 18, 2007

Growth Plan was part of the explanation of the ROI target and actual performance against that target; it was not an indication that the Committee exercised any discretion (which it did not) in the determination of Growth Plan funding levels or awards. In future proxy statements, we will continue to explain material exercises of upward and/or downward discretion by the Committee in its compensation decisions.

10.

Staff’s Comment: In this section [reference to section entitled “Annual Incentive Bonus”] or later under “Potential Payments Upon Termination or Change in Control”, please include a more detailed discussion of the processes and procedures by which the company determined the size and features of the termination and severance packages of the NEOs. In addition, please discuss in your compensation discussion and analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Refer to Item 402(b)(1)(v) of Regulation S-K.

Our Response: We will expand our discussion of termination and severance arrangements in future proxy statements to address how the payment and benefit levels under relevant plans and agreements were determined. These arrangements were implemented several years ago and have been subsequently reviewed on a periodic basis by the Committee. In addition, as pointed out above in our response to Staff Comment number 7 above (and in the CD&A in the 2007 Proxy), information regarding various scenarios involving a change in control of the Company or termination of a named executive officer’s employment is reviewed and considered by the Committee in the context of making its decisions regarding executive officer compensation. The rationale for offering change in control and severance benefits as part of the Company’s overall executive compensation program was set forth in the sections of the CD&A in the 2007 Proxy entitled “Employment Agreements; Severance Plan” and “Change in Control Provisions.” We will review our presentation of this information in future proxy statements.

11.

Staff’s Comment: Please expand your disclosure relating to the Allied Salary and Signal Formulas and how retirement benefits were calculated. Please provide a clear concise presentation of how these formulas were used to determine this component of executive compensation. Please ensure that your disclosure is not be overly technical and should be clear and understandable.

Our Response: The Pension Benefits section of the 2007 Proxy contained a narrative explanation of the various pension benefit calculation formulas applicable to the named executive officers. We will consider the use of tables or charts to present this information in future proxy statements.

Mr. Daniel Morris
October 18, 2007

12.

Staff’s Comment: Please provide additional disclosure regarding the “responsible committees” which may be charged with ratifying or approving related party transactions. Refer to Item 404(b)(iii) of Regulation S-K. In addition, please confirm that your definition of “related person” is consistent with the definition set forth in Instruction 1.b to Rule 404(a) of Regulation S-K. Further, please include a statement of whether your policies and procedures for approval or ratification of related party transactions are in writing and, if not, disclose how such policies are evidenced.

Our Response: The term “responsible committees” refers to the committees of the Board of Directors. If a conflict of interest or related party transaction is of a type or a nature that falls within the scope of oversight of a particular Board committee, it would be referred to that committee for review. We will clarify this point in future proxy statements.

We confirm that the definition of “related person” used by the Company is consistent with the definition set forth in instruction 1.b to Rule 404(a) of Regulation S-K and will clarify this point in future proxy statements.

The Company’s polices and procedures for approval or ratification of related party transactions are in writing. We will clarify this point in future proxy statements.

*           *           *           *           *           *           *           *           *           *

          Honeywell acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing. We also acknowledge that Staff comments or changes in disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filing and that Honeywell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please do not hesitate to call me at 973-455-5208 if you have any questions or would like to discuss any aspect of this letter.

Sincerely,

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel